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                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            SCHEDULE 13D

                       CLASSIC BANCSHARES INC.
                           (Name of Issuer)

                              COMMON STOCK
                     (Title of Class of Securities)

                             18272M104
                           (CUSIP Number)

            LISAH FRAZIER, CFO  344 17TH STREET,  ASHLAND, KY 411001
                           Tel. 606 325 4789
          (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                          OCTOBER 12, 1999
          (Date of Event which Requires Filing of this Statement)

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                                  SCHEDULE 13D

CUSIP No. 18272M104

1.   Name of Reporting Person
     S.S. or IRS Indentification No. of Above Person

     Charles B. Yates    ###-##-####
     Craig W. Yates      ###-##-####
     AFEC, Incorporated  98-0109087

2.   Check the Appropriate Box if a Member of a Group.

     (a)   X
          ----

     (b)
          ----


3.   SEC USE ONLY

4.   SOURCE OF FUNDS (See Instructions)

     Charles B. Yates    PF
     Craig W. Yates      PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     (no check entered)

6.   Citizenship or Place of Organization

     Charles B. Yates    US Citizen
     Craig W. Yates      US Citizen


7. Number of Shares Beneficially Owned by each Reporting Person with sole voting power

     Charles B. Yates    40,000 shares
     Craig W. Yates      40,000 shares


8.   Shared voting power 0

9.   Sole dispositive power

     Charles B. Yates    40,000 shares

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     Craig W. Yates      40,000 shares

10.  Shared dispositive power 0

11.  Aggregate amount Beneficially Owned by Each Reporting Person

     Charles B. Yates    40,000 shares
     Craig W. Yates      40,000 shares


12.  Check if the aggregate amount in row (11) excludes certain shares

     (no check mark here)

13.  Percent of Class represented by amount in Row (11)
               6.15%

14.  Type of reporting person
     Charles B. Yates    IN
     Craig W. Yates      IN


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Item 1.   Security in Issuer.
          -------------------

          Common Stock of Classic Bancshares, Inc.
          344 17th Street
          Ashland, Kentucky 41101







Item 2.   Identity and Background.
           ------------------------


          I.   (a)  Charles B. Yates

               (b)  82 Library Place
                    Princeton, New Jersey 08540

               (c)  Chairman of the Board
                    Farmers and Mechanics Bank
                    3 Sunset Road
                    Burlington, New Jersey 08016


               (d)  No convictions in any criminal proceedings.

               (e) No violations of federal or state securities laws; no findings, judgments, decrees or final orders concerning federal and state securities laws.

               (f)  US citizen.

          II.  (a)  Craig W. Yates

               (b)  227 Cliff Avenue
                    Edgewater Park, New Jersey 08010

               (c)  President
                    Farmers and Mechanics Bank
                    3 Sunset Road
                    Burlington, New Jersey 08016

               (d)  No convictions in any criminal proceedings.

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               (e)  No violations of federal and state securities laws;
                    no findings, judgments, decrees or final orders concerning federal and state securities laws.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Charles B. Yates and Craig W. Yates purchased their shares with personal funds, in individual margin accounts at Advest, Inc.

          The amounts expended for the purchases listed in Item 5 (c) of this report were:

          For Charles B. Yates          $   196,000.00
          For Craig W. Yates            $   280,000.00
                                        --------------
          Total for the group           $   476,000.00

Item 4.   Purpose of Transaction
          ----------------------

          The shares in question were purchased as long term investments by Charles B. Yates and Craig W. Yates. The shares were purchased from AFEC, Inc., formerly a member of this reporting group. AFEC, Inc. is owned 100% by Charles B. Yates and
          Craig W. Yates.


Item 5.   Interest in Securities of Issuer
          --------------------------------

     (a) Charles B. Yates owns 40,000 shares of Issuer's common stock, amounting to 3.1% of total shares outstanding.

          Craig W. Yates owns 40,000 shares of Issuer's common stock, amounting to 3.1% of total shares outstanding.


          The combined group holding totals 80,000 shares of Issuer's common stock, amounting to 6.15% of total shares outstanding.

     (b) In the case of each owner listed above, each has the sole power to vote, or to direct the vote, or to dispose of the

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          shares owned by him. There is no shared power to vote,
          direct the vote, or to dispose of any of the shares owned by the group.

     (c) Transactions in Issuer's common stock within the last 60 days are the following:

          For Charles B. Yates
          Purchase of shares among members of the reporting group:

          10/12/99 14,000 @ $14.00 per share.

          For Craig W. Yates
          Purchase of shares from a member of the reporting group:

          10/12/99 20,000 shares @  $14.00.


          For AFEC, Incorporated
          Sale of shares to a fellow member of the reporting group as follows:

          10/12/99 14,000 shares @ $14.00 per share, to Charles B. Yates. 10/12/99 20,000 shares @ $14.00 per share, to Craig W. Yates.


     (d) No persons other than the owners listed above have any rights or interests in the securities of Issuer owned by the members of the group listed above.

     (e)  (does not apply)

Item 6.   Contracts, Arrangements, Understandings or Relationships with
          -------------------------------------------------------------
          Respect to Securities of Issuer.
          --------------------------------

          Craig W. Yates and Charles B. Yates are brothers. Craig W. Yates and Charles B. Yates together own AFEC, Incorporated

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          in its entirety, and serve as its Chairman and President respectively.

          No other contracts, arrangements, understandings exist between the members of the group with respect to Issuer's securities.

Item 7.   Material to be Filed as Exhibits
          --------------------------------
          No material is filed as exhibit.





Signature.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    October 14, 1999              Charles B. Yates
          October 14, 1999              Craig W. Yates
          October 14, 1999              Charles B. Yates
                                        President
                                        AFEC, Incorporated.